Exhibit 99.2

For Immediate Release

Contact:	Gérard Soula, C.E.O		Stephen H. Willard, Chief Financial Officer
	Frédérick Simonin, Marketing Assistant		Tel:	(202) 862-3993
	Tel.:	(33) 4-72-78-34-34	Fax:	(202) 862-3933
	Fax:	(33) 4-72-78-34-35	E-Mail:	Willard@flamel.com
	E-Mail:	Soula@flamel.com
Simonin@flamel.com

Flamel Technologies Announces First Quarter Results,
Showing Maintained Level of Cash and loss per share of ($0.10)

LYON, France—April 30, 2003—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the first quarter of 2003.

For the first quarter, Flamel reported operating revenues of $3.5 million, compared to $2.9 million in the first quarter of 2002. Expenses increased to $6.0 million, from $4.2 million in the first quarter of 2002. Operating net loss in the first quarter of 2003 was $2.4 million, compared to a loss of $1.3 million in the first quarter of last year. Other income was $0.7 in the first quarter of 2003, compared to $2.3 million in the first quarter of 2002, which resulted from a settlement of litigation in Flamel’s favor in early 2002. Net loss for the first quarter of 2002 was $1.7 million ($0.10 per share), compared to a net profit per share in the first quarter of 2002 of $1.0 million ($0.07 per share). Cash on hand at the end of the quarter was $14.2 million, compared to $8.7 million a year ago.

Flamel’s first quarter revenues included license and research revenues of $2.0 million, compared to $2.4 million in the same quarter of last year. Product sales and services increased to $1.0 million, compared to $0.2 million for the year-ago period, reflecting production of clinical batches for our clinical partners. Royalties to Flamel on sales of Corning’s Sunsensor® products increased slightly ($0.1 million) compared to the first quarter of last year. Others revenues recorded in first quarter included a $0.4 million revenue due to the sale of equipment of the pilot plant of Vénissieux.

Costs and expenses of Flamel’s research and development increased to $3.8 million, from $3.0 million in the first quarter of 2002, largely as a result of increases in the rate of exchange between the Euro and the U.S. dollar (unfavorable 22% increase due to the conversion rate) and increased costs of product sales and services. SG&A increased slightly to $1.0 million from $0.9 million, reflecting the same unfavorable exchange rates impact.

“Our financial results this quarter show that we are continuing to able to maintain our cash position, in part due to our newest license agreement with GlaxoSmithKline,” commented Gerard Soula, president and chief executive officer of Flamel. “Our loss per share reflects the fact that our major transactional payment this quarter is amortized over three years and is not directly taken into income. While we received a payment in settlement of litigation in the first quarter of 2002, resulting in a net profit, I believe that payments in respect of new licensing deals, like the one received this past quarter from GlaxoSmithKline, represent a stream of future opportunities and income for Flamel which are far more significant that settlement of past litigation. We expect to return to a pattern of breakeven or positive net income with the second quarter of 2003 and are working actively to add a number of new deals to those we have announced thusfar this year.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001.

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     Schedule Attached

FLAMEL TECHNOLOGIES S.A.

Item. 1

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended

	March 31,

	2002	2003

Revenue :
License and research revenue	$2,366	$1,962
Product sales and services	220	1,037
Other revenue	267	534

Total revenue	2,853	3,533

Costs and expenses :
Cost of goods and services sold	(300)	(1,094)
Research and development	(2,954)	(3,843)
Selling, general and administrative	(931)	(1,009)
Stock compensation expense	(5)	(4)

Total costs and expenses	(4,190)	(5,950)

Loss from operations	(1,337)	(2,417)

Other income	2,342	747
Interest income, net	17	80
Foreign exchange gain (loss)	5	(83)

Profit (loss) before income taxes	1,027	(1,673)
Income tax benefit	—	—

Net profit, (loss)	$1,027	$(1,673)

Basic profit, (loss) per ordinary share	$0.07	$(0.10)

Diluted profit, (loss) per ordinary share	$0.07	$(0.10)

Weighted average number of ordinary shares outstanding	16,198	16,198